April 27, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Charlie Guidry Robert Babula Lisa Sellars

Re:	Tallgrass Energy GP, LP

Registration Statement on Form S-1

Correspondence dated April 22, 2015

File No. 333-202258

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy GP, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 24, 2015, with respect to the above-captioned submission.

The Partnership is concurrently filing its Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR in order to file certain of the remaining exhibits to the Registration Statement. For your convenience, five copies of the Amendment No. 3 to Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Summary

Tallgrass Energy GP, LP, page 1

1.	Where you refer to your “controlling 22.46% interest in Tallgrass Equity,” please revise to clarify that your control stems from your role as managing member of Tallgrass Equity.

Response: In response to the Staff’s comment, we have revised pages 1, 15, 75, 105 and 136 of the Registration Statement.

Securities and Exchange Commission

April 27, 2015

2.	We note your disclosure of the aggregate quarterly cash distributions received by Tallgrass Equity would have been 15.1 million. Please also disclose that this is not indicative of the cash distributions you would make to your investors due to cash requirements at Tallgrass Equity.

Response: In response to the Staff’s comment, we have revised pages 1, 105 and 136 of the Registration Statement.

Preliminary Estimate of Selected First Quarter 2015 Financial Results, page 12

3.	We note your statement that TEP is unable to reconcile Adjusted EBITDA and distributable cash flow to net income due to the preliminary nature of the ranges. Please disclose more specifically what information is unavailable and disclose if you expect that information to follow similar trends as prior periods or any significant changes.

Response: In response to the Staff’s comment, we have revised page 14 of the Registration Statement to reconcile Adjusted EBITDA to net income and distributable cash flow to Adjusted EBITDA with the estimated range for the three months ended March 31, 2015.

4.	Please tell us why you believe that presenting your estimated increase in net income without providing estimated disclosure regarding changes in other financial statement line items during the same period is appropriate and does not provide investors with an incomplete picture of your results of operations. Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended March 31, 2015 or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Response: We believe that the disclosure of estimated net income, Adjusted EBITDA and distributable cash flow provide investors with a complete picture of our expected results of operations for the quarter ended March 31, 2015. As discussed in our response to comment 3 above, we have also revised the Registration Statement to reconcile Adjusted EBITDA to net income and distributable cash flow to Adjusted EBITDA with the estimated range, which provides additional detail for investors regarding specific line items that impacted the results for the quarter. Furthermore, we have revised the Registration Statement to disclose the impact on net income of a noncash loss related to the sale of equipment during the first quarter of 2015. As discussed in the Registration Statement, our estimated increase in net income is primarily attributable to our acquisitions of interests in the Pony Express pipeline and Trailblazer Pipeline, partially offset by the loss on sale of equipment.

Securities and Exchange Commission

April 27, 2015

We are in the process of conducting our financial closing procedures for the quarter ended March 31, 2015. As you know, this is an iterative process as we continue to receive inputs necessary to finalize individual line items and perform our internal disclosure controls and procedures. As a result of these processes, we continue to confirm, refine, and adjust our internal financial numbers based on information we receive from third parties as we come closer to finalizing our quarterly results. We do not currently expect that financial statements for the quarter will be available prior to the effective date of the Registration Statement; however, we confirm our understanding that if, prior to the effective date of the Registration Statement, financial statements for the most recent quarterly period become available, or any material changes to the estimated financial information for the quarter as currently set forth in the Registration Statement are identified, such information will be included in the Registration Statement.

Dilution, page 80

5.	Please quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.

Response: In response to the Staff’s comment, we have revised page 80 of the Registration Statement.

6.	We note that you disclose the net tangible book value before the offering in the dilution table is $0. Given that value of $0, please explain to us how you calculated a total consideration contributed by the exchange right holders as $500 million and what type of contribution this represents.

Response: In response to the Staff’s comment, we have revised page 80 of the Registration Statement.

Tallgrass Equity GP, LP

Unaudited Pro Forma Cash Available for Distribution, page 88

7.	Refer to the distributions to TEP unitholders table for the year ended December 31, 2014 on page 89. Explain to us why distributions to the public common unitholders decreased to $33.6 million from the amount disclosed on page 88 of Amendment 1 of $64.2 million.

Response: The reference to distributions to the public common unitholders being $64.2 million in Amendment 1 was an inadvertent typographical error. The correct number of distributions to the public common unitholders is $33.6 million as disclosed in our correspondence dated April 22, 2014.

Underwriting, page 223

8.	Please provide your analysis regarding whether the referral agreement between Wells Fargo Securities, LLC and Wells Fargo Advisors, LLC should be disclosed under Item 404(a) of Regulation S-K.

Response: As disclosed in the Registration Statement, Wells Fargo Securities (“WFS”) will be administering the directed share plan (“DSP”) in connection with the initial public offering of the Partnership. WFS will be paying its retail brokerage affiliate, Wells Fargo Advisors, LLC (“WFA”), a referral fee for referring the DSP business to WFS and that, as part of their internal bonus structure, up to 50% of the referral fee paid to WFA will be paid to the WFA financial adviser who referred the business. The referring financial adviser is also the brother of David G. Dehaemers, an executive officer of the Partnership.

Securities and Exchange Commission

April 27, 2015

Item 404(a) of Regulation S-K requires disclosure of “any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.” The Partnership is not a contractual party to the Referral Agreement. However, because the Partnership could nonetheless be considered to be a “participant” in the transaction based on the fact that a portion of the fee is being paid to the brother of the Partnership’s chief executive officer, and such fee exceeds $120,000, we have revised the Registration Statement on pages 177 and 178 to include a description of the referral fee as a related party transaction.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President and Chief Financial Officer

Enclosures

cc:	Mollie Duckworth, Baker Botts L.L.P.

David Oelman, Vinson & Elkins L.L.P.

Sarah Morgan, Vinson & Elkins L.L.P.

George Rider, Tallgrass Energy GP, LP

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